SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 27, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983, and into the prospectus that forms a part of this registration statement.

Explanatory Note
SIGNATURES

Explanatory Note
     This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibit 5(i)(C) and Exhibit 23(iv), respectively, to our Registration Statement on Form F-3, Registration No. 333-145983.

Exhibit
No.	Description
5(i)(C)	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
23(iv)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(i)(C).

Exhibit 5(i)(C)
December 27, 2007
Qimonda AG
Gustav-Heinemann-Ring 212
81739 Munich
Germany
Ladies and Gentlemen,
             We are acting as special German counsel to Qimonda AG (“Qimonda”), a German stock corporation, in connection with the proposed offer by Infineon Technologies Investment B.V. (“Infineon Investment”) as offering shareholder of up to 20,515,267 American Depositary Shares (the “ADSs”), each representing an ownership interest in one ordinary registered share with a notional value of EUR 2.00 per share of Qimonda (up to 20,515,267 such shares, collectively, the “Secondary Shares”). In our capacity as such counsel, we are familiar with (i) the proceedings relating to the formation of Qimonda, (ii) the proceedings taken by Qimonda in respect of the issuance of 167,686,025 no par value ordinary registered shares in connection with the contribution of all of the 68 ordinary shares of Qimonda Holding B.V., each with a nominal value of EUR 1,000.00, to Qimonda by Infineon Technologies Holding B.V. (“Infineon Holding”), the parent company of Infineon Investment, which contribution was effectuated by means of a transfer of such shares by Infineon Holding in accordance with Dutch law, in the course of the carve out of the memory products business of Infineon Technologies AG, and (iii) the proceedings taken by Qimonda in respect of the issuance of 1 no par value ordinary registered share in connection with the contribution of all of the 1,600 ordinary shares of Qimonda Japan K.K. with a total nominal value of JPY 80,000,000 to Qimonda by Infineon Investment, which contribution was effectuated by means of a transfer of such shares by Infineon Investment in accordance with Japanese law.
             This opinion is being furnished in connection with the registration statement (as amended through the date hereof, the “Registration Statement”) on Form F-3 filed by Qimonda with the Securities and Exchange Commission on September 11, 2007 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Rules”).
             In arriving at the opinions expressed below, we have examined and we are familiar with originals or copies, certified or otherwise identified to our satisfaction, of:
(i)	the Registration Statement;

(ii)	the articles of association (Satzung) of Qimonda as in effect on the date hereof;

(iii)	an excerpt from the commercial register (Handelsregister) in Munich, Germany, with respect to Qimonda;

(iv)	the resolution by Qimonda’s shareholders’ meeting of April 25, 2006, relating to a capital increase in the amount of € 335,372,050 against contribution in kind through the issuance of 167,686,025 no par value ordinary registered shares of Qimonda;

(v)	the resolution by Qimonda’s management board of May 29, 2007, relating to a capital increase out of authorized capital in the amount of € 2 against contribution in kind through the issuance of 1 no par value ordinary registered share of Qimonda;

(vi)	the resolution by the Investment, Finance and Audit Committee of Qimonda’s Supervisory Board of May 29, 2007, relating to a capital increase out of authorized capital in the amount of € 2 against contribution in kind through the issuance of 1 no par value ordinary registered share of Qimonda;

(vii)	a copy of the publicly available valuation report by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, dated May 5, 2006, relating to the value of the assets to be contributed to Qimonda’s share capital by Infineon Holding, as filed with the commercial register in Munich, Germany, relating to Qimonda;

(viii)	a copy of the publicly available valuation report by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, dated June 26, 2007, relating to the value of the assets to be contributed to Qimonda’s share capital by Infineon Investment, filed with the commercial register in Munich, Germany, relating to Qimonda;

(ix)	a copy of the contribution agreement between Infineon Investment and Qimonda, dated June 22 and June 25, 2007, including Section 2 in connection with the last sentence of Section 4, for the transfer by Infineon Investment of the 1,600 ordinary shares of Qimonda Japan K.K., with a total nominal value of JPY 80,000,000, to Qimonda (the “Japanese Share Transfer Agreement”);

(x)	a copy of the notarial deed between Infineon Holding, Qimonda and Qimonda Holding B.V., dated May 4, 2006, governed by the laws of The Netherlands, for the transfer by Infineon Holding of the 68 ordinary shares of Qimonda Holding B.V., each with a nominal value of € 1,000.00, to Qimonda, (the “Dutch Deed”);

(xi)	the opinion of Clifford Chance LLP, Amsterdam, Dutch legal counsel, of even date herewith, relating to the effectiveness of the Dutch Deed;

(xii)	the opinion of Anderson Mori & Tomotsune, Japanese legal counsel, of September 10, 2007, relating to the effectiveness of the Japanese Share Transfer Agreement;

(xiii)	an Officers’ Certificate of Qimonda of even date herewith (the “Certificate”), confirming that since Infineon Holding’s subscription of the 167,686,025 no par value ordinary registered Qimonda shares, Qimonda has not made any payments or transfers of assets to Infineon Holding or Infineon Investment in their capacity as shareholders of Qimonda;

(xiv)	a copy of the application for registration of the 167,686,025 no par value ordinary registered shares of Qimonda registered with the commercial register on May 5, 2006, as executed by two members of the board of management of Qimonda and the chairman of Qimonda’s supervisory board, including among other things, the executed subscription certificate relating to the subscription of the 167,686,025 no par value ordinary registered shares of Qimonda by Infineon Holding;

(xv)	a copy of the application (the “2007 Application”) for registration of the 1 no par value ordinary registered share of Qimonda registered with the commercial register on July 5, 2007, as executed by two members of the board of management of Qimonda and the chairman of Qimonda’s supervisory board, including among other things, the executed subscription certificate relating to the subscription of the 1 no par value ordinary registered share of Qimonda by Infineon Holding;

(xvi)	a copy of the application (the “2006 Application”, and together with the 2007 Application, the “Applications”) for registration of the 42,000,000 no par value ordinary registered shares resulting from a capital increase registered with the commercial register on August 8, 2006, as executed by a member of the board of management of Qimonda and a representative of Qimonda holding a statutory power of attorney (Prokura), and the chairman of Qimonda’s supervisory board; and

(xvii)	such other documents and corporate records of Qimonda and such other instruments and certificates of officers and representatives of Qimonda and such other persons as we deemed appropriate as a basis for the opinions expressed below.
             In rendering the opinions expressed below, we have relied, without independent verification, upon the following assumptions:
(i)	The authenticity of all documents submitted to us as originals;

(ii)	the conformity with their respective original documents of all documents submitted to us as copies, and the authenticity of the originals of such copied documents;

(iii)	the genuineness of all signatures on all documents submitted to us;

(iv)	that any natural person signing any agreement, instrument or other document was legally competent at the time of execution; and

(v)	the accuracy as to factual matters of each document we have reviewed, including, without limitation, the statements made by officers of Qimonda in the Applications and in the Certificate.
             On the basis of and in reliance upon the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:
1.	Qimonda is a stock corporation (Aktiengesellschaft) duly registered with the commercial register (Handelsregister) in Munich, Germany, and validly existing under the laws of Germany.

2.	The Secondary Shares have been duly authorized by all necessary corporate action and have been validly issued, and are fully paid and non-assessable.
             We have relied without independent investigation, as to the matter of the effectiveness of the Dutch Deed to transfer the 68 ordinary shares of Qimonda Holding B.V., each with a nominal value of EUR 1,000.00, to Qimonda, on the opinion of Clifford Chance LLP relating to such effectiveness of the Dutch Deed and as to the matter of the effectiveness of the Japanese Share Transfer Agreement to transfer the 1,600 ordinary shares of Qimonda Japan K.K., with a total nominal value of JPY 80,000,000 to Qimonda, on the opinion of Anderson Mori & Tomotsune relating to such effectiveness of the Japanese Share Transfer Agreement, and our opinion is subject to all of the limitations and qualifications made by Clifford Chance LLP and Anderson Mori & Tomotsune with respect to those opinions. Except insofar as we have relied on such opinions, the foregoing opinion is limited to the laws of Germany and we express no opinion as to the laws of any other jurisdiction.

             We hereby consent to the filing of this opinion with the Commission as Exhibit 5(i)(C) to the Registration Statement and the use of our name in the Prospectus constituting a part of the Registration Statement and in any prospectus supplements related thereto under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP
By:	/s/ Dr. Gabriele Apfelbacher
Dr. Gabriele Apfelbacher, a Partner

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: December 27, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairmen of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board